Filed by Huntsman Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Huntsman Corporation
Commission File No. 1-32427

Corrected Transcript 15 -J un-2017 Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Total Pages: 13 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN)
Vertical Research Partners Materials Conference

Corrected Transcript
15-Jun-2017

CORPORATE PARTICIPANTS

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

OTHER PARTICIPANTS

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

MANAGEMENT DISCUSSION SECTION

[Abrupt Start]

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

...at our 2017 Vertical Research Materials Conference. Very pleased to welcome our next presenting company Huntsman Corporation. And it's a very exciting time in the company's history, given the recent merger of equals with Clariant.

And representing Huntsman today, pleased to welcome Peter Huntsman, the CEO of the company over the last 17 years. So Peter, thank you for making the trip to Westbrook to join us today. And just to start off, perhaps you can for the benefit of the audience, comment on the strategic rationale associated with the Clariant deal and walk us through what you see as some of the key benefits of this transaction.

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

Okay. Well, thank you very much. And thank you for the invitation to be here and the wonderful conference. So, thank you very much. Yeah, we look at this as a very exciting opportunity for us to expand the company, which allows us to look at our individual businesses and be less susceptible on both the Clariant side and the Huntsman side to be less susceptible to the cyclicality or the slowdown of any one particular division.

So I think the size really does matter in this industry. And I think those routes to market to be able to effectively go to market, sell your product and so forth, have a platform to be able to develop a technology in England, manufacture in Louisiana, to sell the product in Mongolia and instantaneously have this global footprint, really does matter.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
2
Copyright © 2001-2017 FactSet CallStreet, LLC

Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Corrected Transcript 15-Jun-2017 From a financial point of view, from an investor point of view, the idea of $400 million, being able to capture that $400 million [indiscernible] (01:54) 24 months of operation is obviously very accretive. It's the $3 billion plus dollars of new value. I think that very explicit thing that we believe the synergy number is in excess o f $400 million. So, you have both businesses will benefit by a higher margin in raising the business to a margin level that neither one of us have had in our history. We also see the proceeds of the upcoming Venator IPO was enhancing the balance sheet. We're targeting a BBB sort of a credit level [ph] to where we'd be (02:35) investment grade. This would be a first for Huntsman. And I think that when you look at that combined balance sheet strength, the debt levels and so forth, [indiscernible] (02:47) gives us a strong platform to continue to have bolt -on acquisitions, strategic acquisitions, and be a very positive cash-generative business. So, stronger cash flows, higher margins, stronger balance sheet, better [indiscernible] (03:02) all the way across the board. ... QUESTION AND ANSWER SECTION Q Kevin W. McCarthy Analyst, Vertical Research Partners LLC [indiscernible] (03:10) that concept, given the stronger cash flow and the better balance sheet, how do you describe the strategic direction for new company that you will lead over the next, say, five years? ... A Peter R. Huntsman President, Chief Executive Officer & Director, Huntsman Corp. I think that we want to put the focus first and foremost on the business at hand to make sure that our business at hand is well-funded and that we're able to hit our internal targets obviously of organic growth. But then, I think the first priority beyond the organic growth of the business will be the continued bolt -on acquisitions. I don't think that either company gets the whole lot of credit for the bolt -on acquisitions. If you look at just this past quarter, Huntsman closed on a rather small polyurethane system house [indiscernible] (03:53) installation in the North Sea. How should that be all that exciting? Taking a smaller pipe, a larger pipe around it, and I'm insulating between those two pipes. Should be able to give better insulation for oil flow and so forth in deepwater cold environment. Well, within a matter of weeks after closing that, we took that exact same technology, that exact same know-how, we moved it to Mongolia [indiscernible] (04:19) moving crude oil, while it's not under sea obviously, it's in very cold temperatures and very frigid conditions. And [ph] they're (04:27) moving oil and we're taking that technology and we're immediately taking it from a small usage system [indiscernible] (04:32) within a matter of weeks, we're already internationally selling it and qualifying it in the new applications. When I look at our Polyurethanes business, over the last five years, we've had some 20 [indiscernible] (04:46) bolt-on acquisitions that now account over a quarter, nearly a third of our EBITDA just in Polyurethanes. Take the cyclicality of the business [indiscernible] (04:55) 70% of our own MDI [i ndiscernible] (04:58) downstream into more differentiated businesses. The last couple of years, many of the analysts in this industry had been saying that with a million tonnes of new MDI coming into the market, Polyurethanes next year is going to be [ph] plus (05:11). We're doing this every year now for the last four years. Well, every year we're seeing continuous improvement, we're seeing growth, we're seeing margin expansion in our Polyurethanes business because [ph] we're moving (05:20) further downstream. And so these bolt-on acquisitions whether it's in Polyurethanes, whether it's in our 3 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Corrected Transcript 15-Jun-2017 epoxy business, whether it's in the Care Chemicals business, at Clariant the oilfield services, which they've done an excellent job, we want to make sure that we do t hat with bolt-on [indiscernible] (05:37) area, I think when we look at strategic growth, would be [indiscernible] (05:40) when you really do get a unique opportunity to have perhaps a new division, a more transformative, I would say that would be a $1 bill ion-plus acquisition. We have the flexibility, we have the financial wherewithal to be able to do that. And I think when both companies look at their individual balance sheets – I won't speak for Clariant as of today, because we're not merged, but I think both companies have probably [indiscernible] (06:06) doing something like that, whereas on a combined basis I think something like that imminently doable, especially if you look at some of the other divisions within both companies that you have the flexibility to be able to potentially sell or swap out [indiscernible] (06:22). ... Q Kevin W. McCarthy Analyst, Vertical Research Partners LLC If we take a step back, Peter, and consider the chemicals industry broadly in recent years, and I think it's fair to say there's been a general trend toward more focused portfolios, whether that's catalyzed by [indiscernible] (06:40) other companies or not, it's maybe debatable. Huntsman has a reasonably diverse portfolio, Clariant does as well. So you're combining the t wo companies that are already diverse and part of what we feel sometimes from certain corners is [indiscernible] (07:00) there's a lot of complexity there. How do you weigh in on that? Does diversity versus focus matter? Does it matter for Huntsman and Cl ariant or is really just the objective to create shareholder value by the past that makes the most strategic [ph] thing (07:22)? ... A Peter R. Huntsman President, Chief Executive Officer & Director, Huntsman Corp. Well, I think it's a combination of both. Obviously, at the end of the day, we have a fiduciary responsibility to create shareholder value, and from a really personal point of view, somebody [indiscernible] (07:33) millions of shares in Huntsman [indiscernible] (07:37) long-term shareholder value creation has to be our ultimate objective here. I think the industry though gives too much focus on this idea that if I'm small and singularly focus on a single chemical [ph] , it's somehow that wants the (07:59) higher multiple. I just don't believe that. I think that if you have a Huntsman-Clariant trading at a nine times EBITDA versus a something that is smaller [indiscernible] (08:13) 10 times EBITDA, and I put a $400 million of synergies on top of that nine times EBITDA, I'd much rather have that from a shareholder perspective. But I guess I'm just a bit lost on the whole conglomerate discount. I think that when [indiscernible] (08:33) the market and you have ability to take chemistry and move it China, move it to where the developing markets are going to be in the coming years around specialty chemicals, the applications are going to continue to grow in Europe and U.S., but the real frontier is going to be in China, Southeast Asia, Latina America. It's much more of a global footprint. And if you are a $1 billion chemical company and you want to be able to expand into China, you simply [ph] can't (09:02) afford the overhead costs, you're going to be working through third-party brokers and distributors and so forth. It's going to be a long and convoluted supply chain. If that's what my competition is going to be in the future, I welcome [indiscernible] (09:17) ... 4 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN)
Vertical Research Partners Materials Conference
Corrected Transcript
15-Jun-2017

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

...environment, yeah.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

Okay.

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

Bring it on. [indiscernible] (09:19) that has their people on the ground, [indiscernible] (09:26) support, customer service and so forth, I just don't buy this, the bigger or the smaller is going to be more competitive.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

That's great perspective. So let's talk about synergies. You just quoted in excess of $400 million. [indiscernible] (09:46), who is here with us today who is kind enough to send us a slide deck with some incremental information on some of your synergies, but perhaps you can walk us through the various sources thereof, some ethylene oxide integrations, other opportunities that you see and maybe comment a little bit on the timeline for the execution?

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

Yeah. I mean this is, Kevin thank you, this is a scenario that I guess if I could go back and probably correct or give a little more guidance from day one, if you will, about synergies and transactional revenue.

Because this is very key and I think that we've had two or three weeks really to dig into this before we made our announcement. Now, that we've kind of got a couple of weeks in our belt, we've already got synergy teams that are now cooperatively working together on both sides moving face to face, talking and discussing and going through a number of these things.

So we've announced that we have $400 million of synergy; $150 million of that $400 million is purchasing, supply chain, logistics, packaging, shipping and that's $150 million savings out of $9.1 billion of direct and indirect spend.

Now we've – again, 25% to 30% of our suppliers, some of our top 50 suppliers are the same suppliers. 30% of our raw material purchases of our top 50 products are the same products. So we've got about $9 billion and again I'm just talking about the top 50 suppliers and 50 products and that's a 30% overlap.

So that $9 billion of indirect and direct spend, $150 million of synergies, and as somebody who used to head up Huntsman's purchasing efforts many years ago, I think that's a very realistic target.

If I look at the then remaining, I feel much better today about that $150 million by the way than I did a few weeks ago. Of the remaining $250 million, we're really looking at where do we have shared business services sites, that's important, [indiscernible] (11:57) if I look at where do we have bricks and mortar offices, where people are doing IT support, human resources, EH&S, finance all of the processing tools and everything, your staff work and

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
5
Copyright © 2001-2017 FactSet CallStreet, LLC

Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Corrected Transcript 15-Jun-2017 just that infrastructure [indiscernible] (12:13) business. We both have very large offices within [indi scernible] (12:28) each other in Shanghai, in Singapore, we see each of our office out the windows of the respective offices. In Mumbai, we're only a mile or two away from each other. In Dubai, in São Paulo, in the Woodlands, Texas, we have several hundred people just a mile and a half down the road from us. They've got other business services offices in the U.S. as we await. In Europe, where we've got Brussels, they've got Frankfurt and Munich and we don't need all the shared services that are doing almost exactly the same thing. In most cases within and a mile or so of each other. So we look to that $250 million, again, we're looking at $1 billion, $0.7 billion, $0.8 billion of SG&A costs and we're looking at it on a combined basis where do we – how do we come up with that $250 million. And that's what our teams [indiscernible] (13:19) and coming up with a plan moving forward. Now, what does this $400 million not include? And I think this is significant, this is something that I couldn't have said with much specificity on day one. It does not include any cuts in R&D, we've got $355 million – $362 million budget on R&D spend, it is not our intention to cut R&D, but as I look at R&D spend, a big chunk of that number is going to be bricks and mortar, how many locations do we actually need [indiscernible] (13:54) Huntsman consolidated all of our R&D in North America into one location. I found that about a third of our expense in R&D was bricks and mortar back offices, that have nothing to do with research and development. So it's just maintaining all [indiscernible] (14:09) around North America when you consolidate it all, we have expand our research and development budgets and we cut cost at the same time. So we have an R&D budget out there, it's not part of the $400 million. We have a, what I would call a transactional synergy number that is we start putting these businesses together roughly about a third of these businesses have what I would say would be complementary overlap, that is they are producing et hylene oxide, we're producing ethylene oxide. We're both producing ethylene oxide derivative. The faction, the meaning and these various components and formulations. They're located in Europe, we are located in our ethylene oxide production, exclusively in North America and we both deliver pricing in both of these markets. We need a [indiscernible] (14:52) platform in Europe, they need a newer platform in North America. We estimate again, we've not had an opportunity to look at their customers, their prici ng and their exact formulations [indiscernible] (15:05). So we estimate that if we look at our customers, if we have their business we had their products, their quality, their reputation to our customers, selling through customers today that are not buyin g Clariant product from Clariant, we think that there is a $250 million, $240 some odd million dollar transactional revenue benefit with probably around 20% margin business, just in that one division of performance products for Huntsman in North America. So, I think that if we start looking on the Clariant side, as we start expanding that, through various other means globally. Again, I'm being very conservative, but that transactional revenues and the associated margins with that is not part of any synergy number. Lastly, in the area of manufacturing that $400 million does not include any manufacturing closures or enhancements. So when you look at putting together these EO derivatives, catalysis and the catalyst manufacturing and so forth, if you look at t he overlap from a manufacturing perspective, is there an opportunity to 6 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Corrected Transcript 15-Jun-2017 either close down facilities that are underutilized or enhance facilities that aren't utilized including more and more sales, more production to align lowering the overall cost. That's not part of the $400 million either. So R&D spends, manufacturing, footprint, and additional transactional revenues and margins that come from that. So when we say in excess of $400 million as I sit here today, a few after the announcement [indiscernible ] (16:47) I feel much, much better about the overall synergies and the opportunities to obtain those and we've told the markets that we should be at a $400 million run rate by the end of the second year after closing and we can do this. We feel very confident about that and stand by that. ... Q Kevin W. McCarthy Analyst, Vertical Research Partners LLC Once you close the deal, Peter, I'd like you to comment on the broader portfolio maybe to enter the spectrum on the one end which businesses within the combined company might claim the greatest portion of your capital for growth, strategic emphasis, if you like. On the other end, are there businesses where you might look at it and say, you know what, it's maybe we're not the highest value owner and if the right partner comes along, might make sense to part ways. ... A Peter R. Huntsman President, Chief Executive Officer & Director, Huntsman Corp. Well, I think if you start drawing circles around your divisions and start asking the two fundamental questions, where do we have the R&D capabilities and resources to deal with few – if any – anybody else can do. So, I look at the Clariant catalyst businesses [indiscernible] (17:56) catalyst business [indiscernible] (17:57) . I look at Huntsman Epoxy derivatives in the aerospace industry, but where we have 10 year contract for every 787 Boeing, or fleet with the Airbus, is flying today you have roughly, Argus Huntsman Epoxy [ph] play (18:18) We have near-year contracts, a strong double-digit margins in all those applications, I look at our downstream route to market in MDI, where only handful of companies produce but more importantly producing MDI, how do you take that down to formulate and enable to go global, as I mentioned earlier with that technology from the U K on time pipe installation. Those are the sort of areas that we want to continue to expand, [indiscernible] (18:45) stream and invest in the research and technology. Where we have product, I think I have been very vocal in the past, to saying that our textile effects business the business that that exit, I think the great business, it's generating cash, expanding its margin, it's got great upside. But as I look at that business, it's obviously doesn't not performing and keep up with the rest of the herd if you will, that business may have a higher value to somebody else than it does to us that. I'm not – as you're saying, we're going to sell it, or we've got plan to sell right. I'm not – you are saying, if you sell it look or we've got plants to sell in there portfolio. I a m just saying [indiscernible] (19:18) portfolio now are large enough that if you got a billion $1 billion or $2 billion vision, that doesn't fit your margins, your growth profile, the cash generation profile, you can divest of it, and it's not going to materially upset the balance sheet. Question over here. ... Q 7 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Corrected Transcript 15-Jun-2017 [Question Inaudible] (19:46-19:55) ... A Peter R. Huntsman President, Chief Executive Officer & Director, Huntsman Corp. Yeah. The question is, is there a characteristic or som ething about Huntsman that's misunderstood about the market? Now, I would say just that overall the long-term approach is to where do we want to go with this business, and I think this idea of going further downstream, higher margins, stronger balance shee ts and twice the rate of GDP sort of growth in our businesses. I think that we probably have not been critical of any shareholder, but perhaps we have some shareholders that have the hypothesis that I'm going to buy the stock, you take [indiscernible] (20:32) company public, you have cash coming in, there is a profit on stock, I get out, and by the end of summer I've made a buck and I'm on my way. And I think that we saw something of a sell-off when we announced this transaction. I think there probably were some people that maybe took their money sooner off the table than others. I think that this is not a business that we tend to chop it up and sell it off. We have a long-term vision in this business. I think that when you look at the synergies that are to come, which will add just through the Huntsman portion of the shareholders, if I'm [ph] – if we need (21:10) $400 million of synergies, and I put an eight or nine multiple on that, that's a 3 -plus billion dollars, it's only $6, $7 a share just on synergy. If I look on the enhanced – if we're becoming investment-grade because of the IPO, [indiscernible] (21:27) because of the cash that's being generated within the company anyways. I look at the deleveraging event, the de - risking of the balance sheet, if you will, the improvements that should come into multiple because of that. One - third of multiple alone is several dollars of shares again. Maybe just the size and the globality, the better growth characteristics and so forth. I don't know, I think that probably the perception of Huntsman, it's a good short -term deal, because they've got some short -term things going on. I think that this merger with Clariant, if anything, it demonstrates our long-term commitment creating value. With a lot of this what happens in the overall economy will go into create at least $400 million of synergies. We're going to have a stronger balance sheet and we're going to see a materially different company even if we see a slowdown in the overall economy. ... Q Kevin W. McCarthy Analyst, Vertical Research Partners LLC Question in the back. ... Q [Question Inaudible] (22:27-22:36) ... A Peter R. Huntsman President, Chief Executive Officer & Director, Huntsman Corp. Yeah. The question being around, how much capital do we expect to spend on the synergies? The $400 million of synergies, I would expect around $500 million in CapEx, and that should be matched pretty close within a quarter or two if you wanted the benefit to come. You figure that earliest benefits will be savings and that costs very little. If you are talking about site closure, site rationalization and so forth, you might be paying some leases early and so forth, you might be paying some severance, but usually the payment of severance and the benefit of that comes in situ. And then the third area would be like new IT systems and so forth, and that usually is – you're spending and the benefit of that usually comes six months later, nine months later when you 're done with an IT 8 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN) Vertical Research Partners Materials Conference Corrected Transcript 15-Jun-2017 process. And so I think most of that – again, the spending and the benefits should be pretty closely aligned on a – within a quarter or so of each other. ... Q Kevin W. McCarthy Analyst, Vertical Research Partners LLC Let's talk about polyurethanes for a little while. Is there in your view a disconnect between capacity utilization rates that you might see out there in the consulting community, or Wall Street for that matter, and the real world tightness in MDI [indiscernible] (23:55)? If so, why is that? And taking into account various outages, how sustainable is the current environment in your view? ... A Peter R. Huntsman President, Chief Executive Officer & Director, Huntsman Corp. I think that, first of all, when we look at polyurethanes, I think the market continuously ignores the idea that polyurethanes is continuing to grow at a rate over the last 20 years. This has grown at 7.2% over the last 20, 22 years now. [ph] Absent (24:24) recessions and so forth, it's continuing to grow at or better than twice the rate of global GDP. And I think that as we look at the growth rates today, we're seeing solid mid -single-digit growth in Europe. We're seeing today close to 8% to 9% growth in North America and we're seeing Asia growth of around 6% or 7%. Now those are going to fluctuate quarter-to-quarter and during seasonality and so forth, but we continue to see very strong growth, the underlying polyurethanes industry where you see growth. You also are seeing a kind of whole wave of new technology of facilities that are designed around single 400,000 tonne line. Now, when you think of a single manufacturing line of 400,000 tonne and you get a single contaminant gets into that raw material stream and you're dealing with an isocyanate with an extrem ely sensitive process, it does not take a lot for that line to have a hiccup. When you have a hiccup in a 400,000 tonne line, the entire plant goes down. It used to be – in our existing plant you've got multiple 75,000 to 100,000 tonne lines. If a line goe s down, you still got two or three other lines and you're consistently having lines going down in MDI. That's not a secret. If you have a single 400,000 tonne line, you're going to have – just by the nature of the manufacturing process, you're going to have more outages and disruptions, no matter – and I think worth repeating again [indiscernible] (26:03) some of the best manufacturers in the world, it's just that the overall technology is inherently difficult to run. It doesn't take a whole lot to flip it offline. If one of these massive lines go down, they don't go down for a day or two. They usually – it's a couple of weeks until they go down and you put them down, you fix the problem, you decontaminate the process, and then you gradually start it back up again. I think that when people – I don't think people actually look backward how difficult it is to run these world-scale facilities. Lastly, I think when people look at this thing, I've got 300,000 tonne line that I'm bringing into the market in 2018. People automatically assume 2018 we got 300,000 tonne. [indiscernible] (26:45) take six months to start one of these facilities up and you get the product just right, you get the balances just right. And so, as I said earlier, for the last four or five years, it seems like every year – that is the biggest question I get [ph] at MDI (27:01), well, next year you've got 700,000 tonnes coming into the market. You're going to get crushed [indiscernible] (27:05) capacity utilization rate. And then a year later we end up seeing that the markets really weren't all that bad. That much material really didn't come into market, and the markets are better than anybody expected, and I think that that's probably the [indiscernible] (27:19) continue going forward. We have one more world-scale [ph] grassroots (27:23) facility. [indiscernible] (27:25) is in the process of starting up right now as we see. The last world-scale facility that will be starting is Huntsman's facility, we're mechanically complete and we will be starting it up in the early part of 2018, and we're starting it in China, which is a market where we were sold out. We're limited on our growth in MDI right now, because we don't have the capacity. We're 9 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

Huntsman Corp. (HUN)
Vertical Research Partners Materials Conference
Corrected Transcript
15-Jun-2017

buying product from competitors and we will be gradually going to start this facility up and bring products into the markets in 2018, if we can market and if the industry can absorb that tonnage. And after that, there's some debottlenecking and so forth, I'm sure, that will be coming off.

If you look 2019, 2020, and beyond, there is not a great deal of capacity coming on. And you've got about a four-year runway in this industry. If you and I decided today we're going to go out today, we're going to get financing, we're going to do the permitting, we're going to do all the processing paperwork, engineering and construction, startup and everything of an MDI plant, we are looking at three or four years. We kind of have this runway, and I look at all the MDI in the coming years and it's – I'm not going say it's going to be a tight product, but I don't think it will be swinging in MDI by any stretch.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

Question here.

Q

[Question Inaudible] (28:41-29:11)

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

The question is, the [indiscernible] (29:14) that we're offering today around the low 80% capacity utilization globally, yet it seems like the markets are tighter. Where are they getting it wrong? Is it – I think that they are getting it wrong as to how fast the market continues to grow. I think they're getting it wrong with Huntsman as to we're more downstream than we are upstream, and so we're probably not going to see all the highs, certainly not going to see the lows. We're going to see a more consistent earning basis.

And again, I think that one of the concern to look at is the capacity of the industry they're assuming that if you got a 400,000 tonne or 600,000 tonne facility, so you're operating for 600,000 tonnes for the entire year. I would say the global rates today are in the high 80s, so it's a 90% plus utilization depending on where you are. And the evidence of that [indiscernible] (30:08) the highest component prices of commodity grade MDI today is in China, where most all of this new capacity has been added in the last couple of year. So I think that that's more than just a facility going down. I mean, the demand in China is – I'm not going to say it's going through the roof, but it's stronger than it's been the last couple of years. And there is more capacity to come on to satisfy that need. It can be some supply and demand issues that I – I don't foresee that we're just swimming in MDI, and I think that the capacity utilization rates globally are certainly higher than the low 80s.

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

Elsewhere in the segment, Peter, what is your outlook for [indiscernible] (30:55) and MTBE business, are we seeing any improvement there sequentially in the second quarter?

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

I think that we'll see a little bit, but not a whole lot. In the second quarter for us, MDI margins are going to continue to expand. We haven't had an MDI outage that was – we pull the market about once every four years, we take the

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
10
Copyright © 2001-2017 FactSet CallStreet, LLC

Huntsman Corp. (HUN)
Vertical Research Partners Materials Conference
Corrected Transcript
15-Jun-2017

MDI plant down, and that plant is now up and running at full capacity and back into the market. The outage took a little bit longer than we had expected, because we're reliant on third party. So when an MDI plant goes down once every four years, typically all of the ancillary plants [indiscernible] (31:36) facilities, utilities, they also go down as well and they do their maintenance work. They only start up when all of their neighbor facilities, if you will, that are not Huntsman facilities can start up as well, and we were delayed about a week or so in starting up there. So we'll see that impact coming in in the second quarter. But by and large when you look at the margins and so forth in MDI, they continue to gradually strengthen as we go throughout the year, and it feels the marketplace is pretty good right now.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

You've filed some litigation as a plaintiff related to the Rockwood deal of Bluebird I guess. What are the next mileposts there? And if you are successful in that action, would any proceeds accrue to Huntsman? I'm just thinking about it in terms of your separation [indiscernible] (32:37)?

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

Yeah.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

And how we should we think about that?

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

That litigation will be staying with Huntsman Corporation. It's not going to [indiscernible] (32:44). We believe that the action was against Huntsman Corporation. The flaw that took place was against Huntsman Corporation. We bought the technology, it was represented to us as being proven world-class game-changing – these are their quotes, not mine – technology that once we bought it and once we actually looked at the technology, it was none of those. So we went in there buying the business valuing it on the assumption that we can close certain facilities down and we can enhance our profitability and follow in that direction and the information was given. So it was – again, you are hearing it from my side of the story. Clearly it was inaccurate. So we think that [indiscernible] (33:32). We're going to be aggressively pursuing that litigation and we are not a litigious company, but we are also not going to roll over and [indiscernible] (33:43). That will be staying at Huntsman Corp though.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

On a separate topic, you increased your free cash flow target earlier this year by $100 million to more than $450 million, and I think that actually excludes some insurance proceeds you received in the first quarter, recognizing we've got the pending deals here maybe [indiscernible] (34:06), but if we think about it in terms of legacy Huntsman, is that rate of cash generation a reasonable expectation? Is it sustainable [indiscernible] (34:17)?

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

Yeah, I think that it is. Last year the lion's share of our number was working capital improvement. This year the improvement that we are seeing is coming [indiscernible] (34:28), and ultimately you can't cut your working capital

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
11
Copyright © 2001-2017 FactSet CallStreet, LLC

Huntsman Corp. (HUN)
Vertical Research Partners Materials Conference
Corrected Transcript
15-Jun-2017

by X percentage every year indefinitely. It's impossible. You can manage it and continue to streamline it and so forth, but ultimately if you want to increase cash flow on a year-by-year basis, you got to increase margins and increase the cash generation that the business is undertaking. That's what we're doing this year. And so none of that $450 million is taking into account the insurance proceeds. That's not why – [indiscernible] (35:01) the improvement that we see in that $450 million number.

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

And just in the one or two minutes we have remaining, I intentionally haven't asked you a lot about the Additives segment, because my feeling is it was probably not a lot that you can really say about it at this juncture, given the impending IPO. But is there any comments that you can make broadly about either the separation of the business or fundamentals in the market [indiscernible] (35:29)?

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

Well, when I left the offices yesterday, the last people to speak with me as I was leaving the door was a lawyer saying gun jumping, gun jumping, gun jumping. So I just shy away from that. I will just say that I think that everything that we have said in the past pertains – and this is something that we are very optimistic about the execution on. We think it's the right thing to do and it's the right time to do it, and we will be hitting the market here as quickly as we can, subject to the regulatory agencies and so forth. And if I've said anything that I shouldn't say at all, [indiscernible] (36:13).

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Q

That's okay.

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

A

It's an exciting time for us between what's going on with the IPO, what's going on with the merger, what's going on with improving our [indiscernible] (36:27) business and I can't think of a time in our history – perhaps going back to 1999 when we did the ICI acquisition. We had so many things that were going on that literally – just materially changed the balance sheet. I mean, you can take people a little bit more work and little of the times there may be catch up and get comfortable with where we are going. But I think it's without a doubt the most exciting – certainly since we went public, the most exciting time I've ever seen that we had as a company. We haven't had so many opportunities to increase shareholder value as we do today, so...

Kevin W. McCarthy
Analyst, Vertical Research Partners LLC

Excellent. Well, you are always busy, but I imagine exceptionally busy these days. We very much appreciate you taking time out of your schedule to make the journey here, to join us at the conference, and all the best in the coming months.

Peter R. Huntsman
President, Chief Executive Officer & Director, Huntsman Corp.

Thank you. Thank you very much.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
12
Copyright © 2001-2017 FactSet CallStreet, LLC

Huntsman Corp. (HUN)
Vertical Research Partners Materials Conference
Corrected Transcript
15-Jun-2017

Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2017 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
13
Copyright © 2001-2017 FactSet CallStreet, LLC